Exhibit 99.1

2Q14 Earnings Report

Banco Santander Chile

#estilosantander

Santander

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Fax: (562) 2671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140, 19th floor	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income up 12.5% QoQ and 85.8% YoY in 2Q14. ROAE* reaches 26.7%

In 2Q14, Banco Santander Chile’s Net income attributable to shareholders reached a record level for a quarter and totaled Ch$159,616 million (Ch$0.85 per share and US$0.62/ADR), increasing 12.5% compared to 1Q14 (from now on QoQ) and 85.8% compared to 2Q13 (YoY from now on). The Bank’s ROAE reached 26.7% in 2Q14 compared to 16.0% in 2Q13.

In the first half of 2014 (1H14), Net income attributable to shareholders reached Ch$301,459 million (Ch$1.60 per share and US$1.16/ADR), increasing 80.8% compared to 1H13. The Bank’s ROAE in the first half of 2014 was 25.3% compared to 15.6% in 1HQ13. The efficiency ratio in 1H 2014 reached 36.0% compared to 42.0% in 1H13.

*ROAE: Net income annualized divided by average equity (average equity defined as the average of the monthly balance of shareholders’ equity). In the table above, the ROAE for the 4Q13 does not include the one-time gain recognized as a result of the sale of the Bank’s subsidiary Santander Asset Management in 4Q13. Including the gain from the sale the ROAE was 30.7%.

Strong operating trends in 2Q14: Operating income up 9.4% QoQ and 73.8% YoY

The Bank’s total operating income1, reached Ch$183,833 million in 2Q14, increasing 9.4% QoQ and 73.8% YoY. This result was due to positive evolution of our business segments, plus the additional impact of the higher inflation rate in the quarter.

1.	Operating income: Net interest income + fee income + Financial transactions, net + Other operating income, net – provision expense – operating expense.
2.	Net operating profit: Net interest income + fee income + Financial transactions, net – provision expense. Excludes the results from the Financial Management and the Corporate Center.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Net operating profit from the Bank’s business segments1 totaled Ch$300,108 million in 2Q14, increasing 4.0% QoQ and 9.4% YoY. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation (such relationship between assets and liabilities linked to inflation, with positive or negative sensitivity, is referred to as “inflation gap”). In 2Q14, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.76% compared to 1.28% in 1Q14 and (0.07%) in 2Q13. The gap between assets and liabilities indexed to the UF averaged approximately Ch$4.2 trillion (US$7.6 billion) in 2Q14. This signifies that for every 100 basis point change in UF inflation, our Net interest income increases or decrease by Ch$42 billion, all other factors being equal. This gap is produced by the Bank’s lending activities in UFs and funding activities in nominal pesos.

Operating profit in the Individuals segment increased 11.7%, +19.5% in the Middle-market and +32.7% in the Corporate segment YoY in 2Q14. The QoQ improvement in profitability of our business segment was led by the 10.5% QoQ rise in operating profits in Individuals and the 6.8% QoQ increase in profits from the Middle-market segment.

Loan growth up 10.2% YoY, especially in segments with higher risk-adjusted contribution

In 2Q14, Total loans increased 1.5% QoQ and 10.2% YoY. In the quarter, the Bank continued to expand the loan book among those clients and segments with the highest risk adjusted returns in an economic environment that remains healthy, but with growth decelerating. Lending to Individuals increased 2.0% QoQ and 11.7% YoY in the quarter. Loans in the High-income segment increased 2.4% QoQ and 15.9% YoY. In the Lower income segments, the Bank’s loan portfolio decreased 3.2% QoQ and 11.8% YoY. Lending in the Middle-market segment (companies with sales between Ch$1,200 million and Ch$10,000 million per year), loans increased 1.1% QoQ and 7.1% YoY.

Funding mix improving. 9.2% YoY growth of non-interest bearing demand deposits2

Total deposits fell 1.8% QoQ and increased 2.5% YoY. In the quarter, the Bank continued to focus on increasing core deposits2 and lowering deposits from wholesale sources. This is reflected in the 1.0% QoQ and 9.2% YoY increase in non-interest bearing demand deposits compared to a decrease of 3.4% QoQ and 1.2% YoY of time deposits. Wholesale time deposits decreased 14.8% QoQ and 16.8% since the beginning of the year.

1.     Net interest income + fee income + Financial transactions, net – provision expense.

Individuals: Persons with monthly income greater than Ch$150,000. SMEs: defined as companies that sell less than Ch$1,200 million per year. Middle-market: defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year. Corporate: defined as companies with sales over Ch$10,000 million per year or that are part of a large foreign or local economic group. Excludes the results from Financial Management and the Corporate Center.

2.   In 2014, we changed the definition of core and wholesale deposits as part of our gradual shift towards BIS III liquidity models. Core deposits are now defined as all checking accounts plus time deposits from the Individual, SME and Middle market segments. Long-term wholesale deposits are time deposits from institutional sources and Corporate segments with an average maturity greater than 120 days. Short-term wholesale deposits are time deposits from institutional sources and the corporate segment with an average maturity of less than 120 days.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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NIM at 6.0% in 2Q14. Continuous growth of NIMs, net of provisions

In 2Q14, Net interest income increased 11.0% QoQ and 40.0% YoY. The Net interest margin (NIM) in 2Q14 reached 6.0% compared to 5.4% in 1Q14 and 4.7% in 2Q13. A central point of our current strategy is to achieve a higher NIM, net of provision expenses. In 2Q14, the Bank’s NIM, net of provisions reached 4.5% compared to 4.0% in 1Q14 and 3.1% in 2Q13. This in line with the Bank’s focus towards a less risky loan mix and the improvements in funding costs, which has also minimized the negative impact of the new regulation that lowered maximum lending rates.

* Quarterly net interest income, net of provision expense, divided by average interest earning assets.

Provision expense decreases 3.0% YoY in 2Q14

Net provision for loan losses increased 3.4% QoQ and decreased 3.0% YoY in 2Q14. The Cost of credit (Provision expenses annualized divided by total loans) reached 1.55% in 2Q14 compared to 1.53% in 1Q14 and 1.79% in 2Q13. Net provisions in consumer loans, which represented half of total provision expense, decreased 3.7% QoQ and 11.2% YoY. Direct charge-offs of consumer loans decreased 32.0% YoY. The Bank’s total NPLs ratio3 reached 2.9% in 2Q14 compared to 2.7% in 1Q14 and 3.1% in 2Q13. Total Coverage of NPLs4 in 2Q14 reached 102.3%.

3 NPL ratio defined as: Gross non-performing loans (overdue 90 days or more ”NPL”) divided by gross (loans and accounts receivable customers)

4 Total coverage of NPLs define as: Allowance for loan losses divided by gross NPL.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

4

Efficiency ratio improves to 36.4% in 2Q14

Operating expenses in 2Q14 totaled Ch$153,465 million. The efficiency ratio reached 36.4% in 2Q14 compared to 42.5% in 2Q13 as income continues to rise faster than expenses. On a YoY basis, operating expenses increased 8.1%. Personnel expenses increased 8.8% YoY. This rise was mainly due to the higher CPI adjustment in salaries. Administrative expenses increased 10.1% and this was mainly due to: (i) greater business activity that has resulted in higher system and data processing costs and (ii) the effects of a higher inflation rate over costs indexed to inflation, like rent expenses.

* Efficiency ratio: Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Core capital ratio reaches 10.7% in 2Q14.

The Core Capital ratio5 reached 10.7% as of June 2014. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital. The Bank’s BIS ratio6 reached 13.9% at the same date.

5. Core Capital ratio defined as: Shareholders’’ equity divided by risk-weighted assets

6. BIS Ratio defined as: Regulatory capital divided by risk-weighted assets

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

5

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Net interest income	348,039	313,493	248,667	40.0%	11.0%
Net Fee and Commission income	55,815	55,764	58,144	(4.0)%	0.1%
Core revenues	403,854	369,257	306,811	31.6%	9.4%
Total Financial transactions, net	30,062	32,972	33,253	(9.6)%	(8.8)%
Provision for loan losses	(84,036)	(81,234)	(86,655)	(3.0)%	3.4%
Net operating profit[1]	353,365	326,505	260,597	35.6%	8.2%
Operating expenses	(153,465)	(137,574)	(141,963)	8.1%	11.6%
Operating income[2]	183,833	168,052	105,763	73.8%	9.4%
Net income attributable to shareholders	159,616	141,843	85,892	85.8%	12.5%
Net income/share (Ch$)	0.85	0.75	0.46	85.8%	12.5%
Net income/ADR (US$)[3]	0.62	0.55	0.36	70.1%	12.5%
Total loans	21,784,284	21,455,870	19,772,361	10.2%	1.5%
Deposits	14,975,221	15,250,974	14,615,036	2.5%	(1.8)%
Shareholders’ equity	2,416,870	2,424,863	2,136,835	13.1%	(0.3)%
Net interest margin	6.0%	5.4%	4.7%
Efficiency ratio	36.4%	35.6%	42.5%
Return on average equity[4]	26.7%	23.9%	16.0%
NPL / Total loans[5]	2.9%	2.7%	3.1%
Coverage NPLs	102.3%	107.0%	91.3%
Risk index[6]	2.9%	2.9%	2.9%
Cost of credit[7]	1.6%	1.5%	1.8%
Core Capital ratio	10.7%	10.7%	10.2%
BIS ratio	13.9%	13.9%	12.9%
Branches	479	484	485
ATMs	1,753	1,860	1,972
Employees	11,381	11,455	11,558
1.	Includes Net interest income + fee income + Financial transactions, net + other operating income - provision expense.
2.	Includes Net operating profits – operating expenses – other operating expenses.
3.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$550.60 per US$ as of June 30, 2014.
4.	Annualized quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.
5.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
6.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
7.	Cost of credit: provision expenses annualized divided by average loans.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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SECTION 2: RESULTS BY BUSINESS SEGMENT

Positive and recurring income trends in most business segments

	2Q14
(Ch$ million)	Individuals[1]	SMEs[2]	Middle-market[3]	Corporate[4]	Total segments[5]
Net interest income	153,515	67,057	54,328	21,800	296,700
Change YoY	-0.2%	1.5%	12.1%	29.0%	4.0%
Change QoQ	4.5%	2.6%	1.9%	5.6%	3.7%
Fee income	37,185	11,515	7,101	4,371	60,172
Change YoY	0.9%	7.2%	-3.5%	13.4%	2.3%
Change QoQ	6.4%	5.9%	-5.8%	-24.6%	1.7%
Financial transactions, net	6,154	2,248	3,881	14,908	27,191
Change YoY	339.3%	66.0%	4.6%	48.6%	64.8%
Change QoQ	332.2%	76.2%	-4.9%	-16.6%	10.3%
Provision expense	(44,053)	(34,047)	(4,618)	(1,237)	(83,955)
Change YoY	-20.3%	58.7%	-47.2%	61.1%	-2.7%
Change QoQ	-2.1%	22.7%	-43.1%	110.7%	3.1%
Net operating profit[6]	152,801	46,773	60,692	39,842	300,108
Change YoY	11.7%	-17.5%	19.5%	32.7%	9.4%
Change QoQ	10.5%	-6.0%	6.8%	-8.9%	4.0%
1.	Individuals: Persons with monthly income greater than Ch$150,000
2.	SMEs: defined as companies that sell less than Ch$1,200 million per year.
3.	Middle-market: defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year.
4.	Corporate: defined as companies with sales over Ch$10,000 million per year or that are part of a large foreign or local economic group.
5.	Excludes the results from Financial Management and the Corporate Center.
6.	Net interest income + fee income + Financial transactions, net – provision expense.

Net operating profit from the Bank’s business segments, which reflects the earnings trends of the Bank’s client segments, totaled Ch$300,108 million in 2Q14, increasing 4.0% QoQ and 9.4% YoY. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation gap (such relationship between assets and liabilities linked to inflation with positive or negative sensitivity, is referred to as “inflation gap”)

On a YoY basis, the lower growth macro environment has mainly affected the SME segment. The rest of the Bank’s business segments experienced double-digit growth of profitability. Operating profit in Individuals increased 11.7%, +19.5% in the Middle-market and +32.7% in the Corporate segment YoY in 2Q14.

The QoQ improvement in profitability of our business segments was led by the 10.5% QoQ rise in operating profits in individuals and the 6.8% QoQ increase in profits from the middle-market segment. In individuals, which represents 50% of operating profits in the Bank, spreads increased, fees rebounded and provision expense fell on a QoQ basis. The changes in asset mix in consumer lending and the focus on pre-approved loans has been an important driver in the decrease of provisions expenses. The middle-market continued to show positive results as spreads and volumes expanded along with a 43.1% QoQ and a 47.2% YoY decrease in provisions expense.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

7

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 10.2% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-14	Mar-14	Jun-13	Jun. 14 / 13	Jun. / Mar. 14
Total loans to individuals[1]	11,049,148	10,827,707	9,887,878	11.7%	2.0%
Consumer loans	3,736,553	3,696,198	3,266,648	14.4%	1.1%
Residential mortgage loans	6,095,929	5,841,152	5,355,978	13.8%	4.4%
SMEs	3,293,787	3,289,191	3,066,396	7.4%	0.1%
Middle-Market[2]	5,171,768	5,116,787	4,830,455	7.1%	1.1%
Corporate	2,315,308	2,168,967	1,992,933	16.2%	6.7%
Total loans [3]	21,784,284	21,455,870	19,772,361	10.2%	1.5%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Includes Middle market of corporates, real estate and lending to institutions.
3.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 2Q14, Total loans increased 1.5% QoQ and 10.2% YoY. In the quarter, the Bank continued to focus on its strategy of expanding the loan book with a focus on increasing spreads, net of provisions in an economic environment that remains healthy, but with growth decelerating.

Lending to Individuals increased 2.0% QoQ and 11.7% YoY. The Bank focused on expanding its loan portfolio in higher income segments, while remaining more selective in lower income segments. Loans in the high-income segment, which are mainly distributed through the Santander Select network, increased 2.4% QoQ and 15.9% YoY. In the lower income segments, the Bank’s loan portfolio decreased 3.2% QoQ and 11.8% YoY, continuing the loan mix shift started several quarters ago. By products, total consumer loans increased 1.1% QoQ and 14.4% YoY. Residential mortgage loans expanded 4.4% QoQ and 13.8% YoY. Growth in mortgage loans was affected by the higher UF inflation rate in the quarter. The recurring QoQ growth rate of mortgage loans, that is excluding the indexation effects produced by the higher inflation, was 2.6%. The Bank continues to focus on residential mortgage loans with loan-to-values below 80%, at origination.

Lending to SMEs expanded 0.1% QoQ and 7.4% YoY. In the quarter, the Bank proactively decelerated loan growth in this segment in light of the expected economic slowdown. The Bank is stressing growth among SME clients backed by strong levels of collateral (including state guarantees) and / or clients with a high level of cash management and transactional business, which generates higher levels of revenue for the Bank with a lower risk profile. This allows us to generate ROEs in the mid-20s range in this segment.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

8

In 2Q14, the Middle-market segment loans increased 1.1% QoQ and 7.1% YoY. In this segment, growth rates remained positive, but the Bank did experience a slight reduction in loan demand in line with the lower growth of investment in the economy. This segment is still generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits.

In the Large corporate segment, loans increased 6.7% QoQ and 16.2% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. Spreads in this segment have also been rising as can be observed in the 29% YoY increase in net interest income in the quarter (See Results By Business Segments).

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

9

DEPOSITS

Improving funding mix with a focus on non-interest bearing checking accounts

Deposits	Quarter ended,			% Change
(Ch$ million)	Jun-14	Mar-14	Jun-13	Jun. 14 / 13	Jun. / Mar. 14
Demand deposits	5,664,560	5,610,373	5,188,708	9.2%	1.0%
Time deposits	9,310,661	9,640,601	9,426,328	(1.2)%	(3.4)%
Total deposits	14,975,221	15,250,974	14,615,036	2.5%	(1.8)%
Loans to deposits[1]	104.8%	102.4%	98.6%
Avg. demand deposits / Avg. interest earning assets	24.6%	24.0%	24.8%
1.	(Loans – residential mortgage loans) / (Time deposits + demand deposits).

Total deposits fell 1.8% QoQ and increased 2.5% YoY. In the quarter, the Bank continued to focus on increasing cheaper core deposits7 and lowering deposits from wholesale sources. This was reflected in the 1.0% QoQ and 9.2% YoY increase in non-interest bearing demand deposits compared to a decrease of 3.4% QoQ and 1.2% YoY of time deposits. Wholesale time deposits decreased 14.8% QoQ and 16.8% since the beginning of the year. Core deposits7 have increased 4.4% year-to-date. At the same time, the low interest rate environment reduced the demand for time deposits on behalf of companies.

The adjacent graph shows the evolution of the different type of deposits during the year.

1. See footnote 7 at the end of this page.

7.	In 2014, we changed the definition of core and wholesale deposits as part of our gradual shift towards BIS III liquidity models. Core deposits are now defined as all checking accounts plus time deposits from the Individual, SMEs and Middle market segments. Long-term wholesale deposits are time deposits from institutional sources and Corporate segments with an average maturity greater than 120 days. Short-term wholesale deposits are time deposits from institutional sources and the corporate segment with an average maturity of less than 120 days.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

10

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 2Q14 reached 26.7% with a core capital ratio of 10.7%

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Jun-14	Mar-14	Jun-13	Jun. 14 / 13	Jun. / Mar. 14
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,307,761	1,130,991	1,130,962	15.6%	15.6%
Valuation adjustment	6,785	(6,069)	(2,170)	(412.7)%	(211.8)%
Retained Earnings:	211,021	408,638	116,740	80.8%	(48.4)%
Retained earnings prior periods	-	441,926	-	—%	—%
Income for the period	301,459	141,843	166,771	80.8%	112.5%
Provision for mandatory dividend	(90,438)	(175,131)	(50,031)	80.8%	(48.4)%
Equity attributable to shareholders	2,416,870	2,424,863	2,136,835	13.1%	(0.3)%
Non-controlling interest	28,536	28,847	27,469	3.9%	(1.1)%
Total Equity	2,445,406	2,453,710	2,164,304	13.0%	(0.3)%
Quarterly ROAE	26.7%	23.9%	16.0%

Shareholders’ equity totaled Ch$2,445,406 million (US$4.4 billion) as of June 30, 2014. The ROAE in 2Q14 was 26.7%. The Core Capital ratio reached 10.7% as of June 2014. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital. The Bank’s BIS ratio reached 13.9% at the same date.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Jun-14	Mar-14	Jun-13	Jun. 14 / 13	Jun. / Mar. 14
Tier I (Core Capital)	2,416,870	2,424,863	2,136,835	13.1%	(0.3)%
Tier II	726,457	715,010	561,047	29.5%	1.6%
Regulatory capital	3,143,327	3,139,873	2,697,882	16.5%	0.1%
Risk weighted assets	22,634,232	22,649,033	20,959,977	8.0%	(0.1)%
Tier I (Core capital) ratio	10.7%	10.7%	10.2%
BIS ratio	13.9%	13.9%	12.9%

The Bank’s shareholders approved on April 22, 2014 the Bank’s annual dividend equivalent to 60% of 2013 net income (Ch$1.407/share). This was equivalent to a dividend yield of 4.1% on the dividend record date in Chile (April 15, 2014). The dividend increased 13.8% compared to the dividend paid in 2013. The prudent management of the Bank’s capital ratios and high profitability has permitted the Bank to continue paying attractive dividends.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

11

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Continuous growth of NIMs, net of provisions

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Client net interest income[1]	297,070	286,320	280,722	5.8%	3.8%
Non-client net interest income[2]	50,969	27,173	(32,055)	(259.0)%	87.6%
Net interest income	348,039	313,493	248,667	40.0%	11.0%
Average interest-earning assets	23,226,246	23,121,712	21,215,426	9.5%	0.5%
Average loans	21,661,513	21,241,689	19,384,881	11.7%	2.0%
Interest earning asset yield[3]	10.2%	9.4%	7.8%
Cost of funds[4]	4.7%	4.4%	3.4%
Client net interest margin[5]	5.5%	5.4%	5.8%
Net interest margin (NIM)[6]	6.0%	5.4%	4.7%
Quarterly inflation rate[7]	1.76%	1.28%	(0.07)%
Central Bank reference rate	4.00%	4.00%	5.00%
Avg. 10 year Central Bank yield (real)	1.86%	2.04%	2.38%
1.	Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 1 at the end of this page.
2.	Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 1.
3.	Interest income divided by interest earning assets.
4.	Interest expense divided by interest bearing liabilities + demand deposits.
5.	Client net interest income annualized divided by average loans.
6.	Net interest income divided by average interest earning assets annualized.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q14, Net interest income increased 11.0% QoQ and 40.0% YoY. The Net interest margin (NIM) in 2Q14 reached 6.0% compared to 5.4% in 1Q14 and 4.7% in 2Q13. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client interest income1 and Non-client net interest income.

Client net interest income8. In 2Q14, Client net interest income increased 3.8% QoQ and 5.8% YoY, driven mainly by loan growth, higher loan spreads and the better funding mix. Average loans increased 2.0% QoQ and 11.7% YoY. Client NIM (defined as client net interest income divided by average loans) reached 5.5% in 2Q14 compared to 5.4% in 1Q14 and 5.8% in 2Q13. On a QoQ basis, client margins increased 10 basis points. This was mainly due to a proactive rise in spreads in various segments, the improvements in the Bank’s funding structure (See Deposits) and the fall in short-term interest rates that has also lowered funding costs, since deposits have a shorter duration than loans.

8 Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

12

The lower client margins compared to 2Q13 was mainly due to: (i) higher loan growth in upper income individuals compared to a decrease in loans in the low-income consumer segment, which being riskier, has a higher spread and (ii) the new maximum rate regulations, which lowered client margins in the low end of consumer lending. This has been partially offset by the reduction in provision expense.

A central point of our current strategy is to achieve a higher NIM, net of provision expenses. In 2Q14, the Bank’s NIM, net of provisions reached 4.5% compared to 4.0% in 1Q14 and 3.1% in 2Q13.

NIM, net of provisions: net interest income net of provision expense divided by average interest earning assets

Client NIM: Client net interest income divided by average loans

Non-client net interest income. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 2Q14, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.76% compared to 1.28% in 1Q14 and (0.07%) in 2Q13. The gap between assets and liabilities indexed to the UF averaged approximately Ch$4.2 trillion (US$7.6 billion) in 2Q14. This signifies that for every 100 basis point change in UF inflation, our Net interest income increases or decrease by Ch$42 billion, all other factors being equal. This gap is produced by the Bank’s lending activities in UFs and funding activities in nominal pesos.

In the remainder of 2014, the evolution of margins should reflect various factors. The Bank will continue to change the mix and focus on margins, net of provisions. In addition, we expect UF inflation to remain at levels of 0.5-0.7% per quarter on average in the second half. In addition, the Central Bank should continue reducing interest rates, which should help support NIMs as our interest bearing liabilities tend to re-price quicker than our interest earning assets. The maximum rate regulation may also continue affecting margins. It should take between 20-26 months for the maximum rate to reach the 35%-38% level. The Bank estimates that in 2014 the new rates could lower our net interest margin by 10-15 basis points, all else being equal.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

13

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Gross provisions	(54,069)	(53,731)	(51,159)	5.7%	0.6%
Charge-offs[1]	(44,377)	(41,924)	(49,853)	(11.0)%	5.8%
Gross provisions and charge-offs	(98,446)	(95,655)	(101,012)	(2.5)%	2.9%
Loan loss recoveries	14,410	14,421	14,357	0.4%	(0.1)%
Net provisions for loan losses	(84,036)	(81,234)	(86,655)	(3.0)%	3.4%
Total loans[2]	21,784,284	21,455,870	19,772,361	10.2%	1.5%
Total reserves (RLL)	642,633	626,452	564,994	13.7%	2.6%
Non-performing loans[3](NPLs)	628,124	585,477	618,917	1.5%	7.3%
NPLs commercial loans	376,714	362,043	369,280	2.0%	4.1%
NPLs residential mortgage loans	163,908	139,997	162,589	0.8%	17.1%
NPLs consumer loans	87,502	83,437	87,048	0.5%	4.9%
Impaired loans[4]	1,537,089	1,487,982	1,384,462	11.0%	3.3%
Impaired consumer loans	358,661	349,350	343,412	4.4%	2.7%
Impaired residential mortgage loans	339,087	334,814	289,929	17.0%	1.3%
Impaired commercial loans	839,341	803,818	751,121	11.7%	4.4%
Cost of credit[5]	1.55%	1.53%	1.79%
Risk index (RLL / total loans)[6]	2.9%	2.9%	2.9%
NPL / Total loans	2.9%	2.7%	3.1%
NPL / Commercial loans	3.2%	3.0%	3.3%
NPL / Residential mortgage loans	2.7%	2.4%	3.0%
NPL / Consumer loans	2.3%	2.3%	2.7%
Impaired loans / total loans	7.1%	6.9%	7.0%
Impaired consumer loan ratio	9.6%	9.5%	10.5%
Impaired mortgage loan ratio	5.6%	5.7%	5.4%
Impaired commercial loan ratio	7.0%	6.7%	6.7%
Coverage of NPLs[7]	102.3%	107.0%	91.3%
Coverage of NPLs ex-mortgage[8]	128.6%	130.6%	114.7%
Coverage of commercial NPLs	85.5%	86.0%	72.4%
Coverage of mortgage NPLs	28.0%	31.9%	25.5%
Coverage of consumer NPLs	314.0%	324.2%	294.2%
1.	Charge-offs correspond to the direct charge-offs and are net of the reversal of provisions already established on charged-off loan
2.	Excludes interbank loans.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
5.	Cost of credit: Quarterly provision expense annualized divided by average loans.
6.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendence of Banks guidelines.
7.	Loan loss allowances / NPLs.
8.	Loan loss allowance of commercial + consumer loans divided by NPLs of commercial and consumer loans.

Net provision for loan losses increased 3.4% QoQ and decreased 3.0% YoY in 2Q14. The Cost of credit (Provision expenses annualized divided by total loans) reached 1.55% in 2Q14 compared to 1.53% in 1Q14 and 1.79% in 2Q13. The QoQ rise in provision expense was mainly due to higher charge-offs of commercial loans in the SME segment. Compared to 2Q13, the fall in provision expense is mainly due to the improvements in asset quality in consumer lending.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

14

By product, the evolution of Net provision expense was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Commercial loans	(39,144)	(35,104)	(30,530)	28.2%	11.5%
Residential mortgage loans	(3,082)	(2,728)	(9,026)	(65.9)%	13.0%
Consumer loans	(41,810)	(43,402)	(47,099)	(11.2)%	(3.7)%
Net provisions for loan losses	(84,036)	(81,234)	(86,655)	(3.0)%	3.4%

Net provisions in consumer loans, which represented half of total provision expense, decreased 3.7% QoQ and 11.2% YoY. Direct charge-offs of consumer loans decreased 32.0% YoY and totaled Ch$21,875 million. As mentioned in previous earnings reports, the decline in net provision expenses in consumer loans was mainly due to: (i) focusing loan growth in the higher-end of the consumer market, (ii) tightening admissions policies, (iii) revamping of the collections process, and (iv) growing via pre-approved loans, which have a better credit risk profile.

The results of these efforts can be observed in the evolution of impaired consumer loans (consumer NPLs + renegotiated consumer loans). The ratio of impaired consumer loans to total consumer loans reached 9.6% as of June 2014 compared to 9.5% as of March 2014 and 10.5% as of June 2013. The Consumer Non-performing loan (NPLs) ratio remained stable at 2.3% in 2Q14 compared to 1Q14 and improved from 2.7% in 2Q13. We expect the consumer NPL ratio to begin to bottom out going forward due to the increase in consumer loan growth, but to remain below the levels reached in 2011 and 2012 given the improvements in admission policies and the changes in the segments we focus on.

Net provisions in residential mortgage loans increased 13.0% QoQ and decreased 65.9% YoY in the quarter. The Mortgage NPL ratio reached 2.7% in 2Q14 compared to 2.4% in 1Q14 and 3.0% in 2Q13. The NPL ratio in mortgage lending has remained relatively stable for an extended period, as can be observed in the adjacent graph. Growth in this product has been centered on mortgages with loan-to-value ratios below 80%. The QoQ rise in mortgage NPLs is mainly due to the Bank’s stricter stance on renegotiating overdue mortgage loans and not a deterioration of asset quality in this product. As a result, the evolution of the impaired mortgage loans ratio improved from 5.7% 1Q14 to 5.6% in 2Q14. The impaired mortgage loan ratio is a broader measure of asset quality and mainly includes non-performing or renegotiated residential mortgage loans.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

15

Provision expense in commercial loans increased 11.5% QoQ and 28.2% YoY. The increase in net provision expense in commercial loans was mainly due to: (i) stronger loan growth that led to higher loan loss provisions as the Bank’s internal provisioning models recognize provisions when a loan is granted, and (ii) higher provision expense in the SME segment due to a slight deterioration in asset quality, as economic growth decelerated in the quarter. The Bank has proactively lowered growth in the SME segment and is focusing loan growth in the Corporate and Middle-market segment in which risks are lower, margins are rising and funding is improving. The Bank is also stressing growth among SME clients backed by strong levels of collateral (including state guarantees) and clients with a high level of cash management and transactional business opportunities, which generate higher levels of revenue for the Bank with lower risk. The Commercial NPL ratio rose to 3.2% in 2Q14 compared to 3.0% in 1Q14, but was stable YoY.

The Bank’s total NPLs ratio reached 2.9% in 2Q14 compared to 2.7% in 1Q14 and 3.1% in 2Q13. Total Coverage of NPLs in 2Q14 reached 102.3%.

NET FEE INCOME

The growth of the client base continues to improve and fees begin to bottom out

Fee Income	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Credit, debit & ATM card fees	11,335	10,060	9,777	15.9%	12.7%
Collection fees	8,568	10,305	11,471	(25.3)%	(16.9)%
Insurance brokerage	8,530	8,117	8,081	5.6%	5.1%
Asset management	7,618	6,506	8,540	(10.8)%	17.1%
Guarantees, pledges and other contingent operations	7,596	7,941	7,624	(0.4)%	(4.3)%
Checking accounts	7,219	7,106	6,948	3.9%	1.6%
Fees from brokerage and custody of securities	1,809	2,016	1,647	9.8%	(10.3)%
Lines of credit	1,748	1,722	1,728	1.2%	1.5%
Other Fees	1,392	1,991	2,328	(40.2)%	(30.1)%
Total fees	55,815	55,764	58,144	(4.0)%	0.1%

Net fee income increased 0.1% QoQ and decreased 4.0% YoY. The YoY decline was mainly due to various changes in regulations that affected the Bank in 2013 and the sale of our asset management business, which implied recognizing approximately 75% of earned management fees compared to 100% before.

Compared to 1Q14, fee income in credit, debit and ATM card fees showed an important recovery, as product usage continued to rise. Asset management fees increased 17.1% QoQ as the Bank significantly increased the distribution and brokerage of mutual funds. Insurance brokerage fees also increased with the sale of more insurance products. This was offset by the 16.9% QoQ decrease in collection fees and the 10.3% fall in brokerage fees. In the quarter, this fee item was negatively affected by new regulations that set new terms for the reimbursements of insurance premiums for pre-paid mortgage loans. The weaker equity markets in 2Q14 also lowered equity brokerage fees.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

16

The client base continues to expand. The client’s entering the Bank are also of a better risk-return profile given the effectiveness of the CRM at pre-approving clients and cross-selling them more rapidly. In 2Q14, the Bank also renewed its co-branding agreement with Chile’s main airline, LAN, until August 2020, which benefits more than 600,000 credit card holders. Once again, our partnership with LAN reflects the strength of our distribution capabilities. Each day Santander Chile fills up the equivalent of 3 Boeing 767s by redeeming miles obtained through credit card purchases.

As of June 2014, the Bank had 3.5 million clients which increased 5.0% compared to June 2013, despite the on-going reduction of the client base in the lower end of the consumer market. As the year progresses, we expect this to gradually improve the results from fee income. Our Select client segment has grown more than 9% in the same period.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

17

NET RESULTS FROM FINANCIAL TRANSACTIONS

Lower demand for client treasury services in the quarter

Financial Transactions*	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Net profit (loss) from financial operations	(103,583)	29,542	15,039	(788.8)%	(450.6)%
Net foreign exchange gain	133,645	3,430	18,214	633.7%	3796.4%
Net results from financial transactions	30,062	32,972	33,253	(9.6)%	(8.8)%

* These results mainly include the realized gains of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$30,062 million in 2Q14, decreasing compared to 2Q13 and 1Q14. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Santander Global Connect[9]	12,192	11,852	10,965	11.2%	2.9%
Market-making	9,690	12,843	10,107	(4.1)%	(24.6)%
Client treasury services	21,882	24,695	21,071	3.8%	(11.4)%
Non-client treasury income	8,180	8,277	12,182	(32.8)%	(1.2)%
Net results from financial transactions	30,062	32,972	33,253	(9.6)%	(8.8)%

In the quarter, the exchange rate was less volatile than in 1Q14, lowering demand for hedging on behalf of our corporate and middle-market clients. This explains the 11.4% QoQ decrease in income from Client treasury services, which represented 73% of total financial transaction income. Non-client treasury income totaled Ch$8,180 million in 2Q14, a similar level compared to 1Q14. In the current quarter, the Bank recognized Ch$5 billion from the sale of charged-off loans. In 1Q14, the Bank recorded a gain of approximately Ch$5 billion from tendering some of our outstanding bonds.

9. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

18

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reaches 36.4% in 2Q14

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Personnel expenses	(86,849)	(74,667)	(79,794)	8.8%	16.3%
Administrative expenses	(51,482)	(49,427)	(46,762)	10.1%	4.2%
Depreciation, amortization and impairment	(15,134)	(13,480)	(15,407)	(1.8)%	12.3%
Operating expenses	(153,465)	(137,574)	(141,963)	8.1%	11.6%
Branches	479	484	485	(1.2)%	(1.0)%
Traditional	273	273	269	1.5%	0.0%
Middle-market centers	3	3	-	—%	0.0%
Select	44	44	44	0.0%	0.0%
Banefe	74	74	77	-3.9%	0.0%
Payment centers & others	85	90	95	-10.5%	-5.6%
ATMS	1,753	1,860	1,972	(11.1)%	(5.8)%
Employees	11,381	11,455	11,558	(1.5)%	(0.6)%
Efficiency ratio[1]	36.4%	35.6%	42.5%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 2Q14 totaled Ch$153,465 million. The efficiency ratio reached 36.4% in 2Q14 compared to 42.5% in 2Q13. Productivity continues to rise as usage of complementary channels such Internet, phone banking, POS and Automatic bill payments continues to increase with minimal variations in personnel and the branch network.

The 11.6% QoQ rise in expenses was mainly due to: (i) seasonal factors and (ii) the effects of a higher inflation rate over personnel expenses. Personnel expenses are at a seasonal low in the first quarter each year as an important percentage of employees take their paid vacations. The vacation accrual, which had been provisioned over the rest of the year, is utilized in the first quarter and, therefore, when an employee takes their vacation, rather than debiting personnel expenses for ongoing remuneration, the provision is utilized. As a result, personnel expenses are generally lower in the first quarter. Additionally, in April of each year, the Bank’s readjusts salaries for yearly CPI inflation, which was 4.3%.

On a YoY basis, operating expenses increased 8.1%. Personnel expenses increased 8.8% YoY. This rise was mainly due to the higher CPI adjustment in salaries mentioned above and an increase in variable incentives due to the positive operating results recorded by the Bank’s business segments. Headcount fell 0.6% QoQ and 1.5% YoY to 11,381 people.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

19

The 10.1% YoY increase in Administrative expenses was mainly due to: (i) greater business activity that has resulted in higher system and data processing costs and (ii) the effects of a higher inflation rate over costs indexed to inflation like rent expenses. At the same time, the Bank closed 5 payment centers (SuperCaja) as part of the on-going process of seeking greater efficiencies in the brick & mortar distribution network. The Bank also continued to optimize the ATM network in order to adjust to new security procedures and to remove unprofitable machines. The Bank remains focused on growing through complementary channels such as internet, phone and mobile banking.

The 1.8% YoY decrease in depreciation and amortization was mainly due to lower amortization of intangibles compared to 2013, as we completed various technological upgrades as part of the Transformation Project last year and accelerated their amortization. Going forward, depreciation and amortization expenses should rise as the Bank commences a second wave of accelerated amortization of software. The Bank has an internal policy of to amortize software developments in 3 years.

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
Other operating income	3,485	5,510	7,188	(51.5)%	(36.8)%
Other operating expenses	(16,067)	(20,879)	(12,871)	24.8%	(23.0)%
Other operating income, net	(12,582)	(15,369)	(5,683)	121.4%	(18.1)%
Income from investments in associates and other companies	552	287	667	(17.2)%	92.3%
Income tax expense	(25,079)	(26,152)	(20,293)	23.6%	(4.1)%
Income tax rate	13.6%	15.5%	19.1%

Other operating income, net, totaled a loss of Ch$12,582 million in 2Q14 compared to Ch$5,683 million in 2Q13. This higher net loss was mainly due to higher provisions for non-credit contingencies.

Income tax expense

The effective Income tax rate in 2Q14 was 13.6% compared to the statutory tax rate of 20%. For tax purposes, companies in Chile must still record the impacts of price level restatement, which usually generates a tax loss as the Bank has a large capital base, especially in periods of higher inflation.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

20

Below is a summary of our year-to-date income tax expense and rate.

YTD tax expenses summarized[3] (Ch$ million)	6M14	6M13	Var. (%)
Net income before taxes	352,724	202,112	74.5%
Price level restatement of capital[1]	(96,157)	(17,280)	456.5%
Net income before taxes adjusted for price level restatement	256,567	184,832	38.8%
Statutory Tax rate	20.0%	20.0%	0.0%
Income tax expense at statutory rate	(51,313)	(36,966)	38.8%
Tax benefits[2]	82	2,436	(96.6)%
Income tax	(51,231)	(34,530)	48.4%
Adjusted Effective tax rate	14.5%	17.1%
1.	For tax purposes, Capital is re-adjusted by CPI inflation.
2.	Includes mainly tax credits from property taxes paid on leased assets.
3.	This table is for information purposes only, please refer to note 13c in our financials for more detail regarding our income tax expense.

In the second half of 2014, the Bank should be paying an effective tax rate of approximately 14-18%, subject to further changes in the statutory corporate tax rate.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

21

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A3
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

22

SECTION 5: SHARE PERFORMANCE

As of June 30, 2014

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

 (Base 100 = 12/31/2013)

ADR price (US$) 6M14

06/30/14:	26.45
Maximum (6M14):	26.85
Minimum (6M14):	19.34

Market Capitalization: US$12,461 million

P/E 12 month trailing*:	13.8
P/BV (06/30/14)**:	2.9
Dividend yield***:	4.1%

*   Price as of June 30, 2014 / 12mth. earnings

**  Price as of June 30, 2014 / Book value as of 06/30/14

***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 6M14

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2013)

Local share price (Ch$) 6M14

06/30/14:	36.49
Maximum (6M14):	37.21
Minimum (6M14):	26.81

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

23

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Jun-14	Jun-14	Dec. 13	June 14 / Dec. 13
Assets	US$ths	Ch$ million		% Chg.

Cash and deposits in banks	1,943,554	1,074,727	1,571,810	(31.6)%
Cash items in process of collection	1,219,015	674,079	604,077	11.6%
Trading investments	1,161,157	642,085	287,567	123.3%
Investments under resale agreements	-	-	17,469	—%
Financial derivative contracts	3,427,951	1,895,554	1,494,018	26.9%
Interbank loans, net	176,798	97,764	125,395	(22.0)%
Loans, and accounts receivables from customer, net	38,232,908	21,141,651	20,327,021	4.0%
Available for sale investments	2,400,134	1,327,202	1,700,993	(22.0)%
Held to maturity investments	-	-	-	—%
Investments in associates and other companies	30,076	16,631	9,681	71.8%
Intangible assets	107,525	59,458	66,703	(10.9)%
Property, plant and equipment	324,821	179,616	180,215	(0.3)%
Current taxes	41,490	22,943	1,643	1296.4%
Deferred taxes	353,990	195,746	230,215	(15.0)%
Other assets	566,861	313,457	400,025	(21.6)%
Total Assets	49,986,280	27,640,913	27,016,832	2.3%

	Jun-14	Jun-14	Dec. 13	June 14 / Dec. 13
Liabilities	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,243,883	5,664,560	5,620,763	0.8%
Cash items in process of being cleared	739,959	409,175	276,379	48.0%
Obligations under repurchase agreements	246,952	136,557	208,972	(34.7)%
Time deposits and other time liabilities	16,837,552	9,310,661	9,675,272	(3.8)%
Financial derivatives contracts	3,195,741	1,767,149	1,300,109	35.9%
Interbank borrowing	3,119,912	1,725,218	1,682,377	2.5%
Issued debit instruments	9,930,192	5,491,098	5,198,658	5.6%
Other financial liabilities	343,476	189,932	189,781	0.1%
Current taxes	-	-	50,242	(100.0)%
Deferred taxes	36,248	20,044	25,088	(20.1)%
Provisions	352,301	194,812	236,232	(17.5)%
Other liabilities	517,751	286,301	198,777	44.0%
Total Liabilities	45,563,967	25,195,507	24,662,650	2.2%

Equity
Capital	1,611,847	891,303	891,303	0.0%
Reserves	2,364,976	1,307,761	1,130,991	15.6%
Valuations adjustments	12,270	6,785	(5,964)	(213.8)%
Retained Earnings:	381,614	211,021	309,348	(31.8)%
Retained earnings from prior years	-	-	-	—%
Income for the period	545,165	301,459	441,926	(31.8)%
Minus: Provision for mandatory dividends	(163,550)	(90,438)	(132,578)	(31.8)%
Total Shareholders' Equity	4,370,707	2,416,870	2,325,678	3.9%
Non-controlling interest	51,605	28,536	28,504	0.1%
Total Equity	4,422,312	2,445,406	2,354,182	3.9%
Total Liabilities and Equity	49,986,280	27,640,913	27,016,832	2.3%

The exchange rate used to calculate the figures in dollars was Ch$552.97 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

24

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Jun-14	Jun-14	Jun-13	June 14 / Dec. 13
	US$ths.	Ch$ million		% Chg.
Interest income	2,047,303	1,132,097	839,468	34.9%
Interest expense	(850,977)	(470,565)	(344,320)	36.7%
Net interest income	1,196,326	661,532	495,148	33.6%
Fee and commission income	324,497	179,437	173,536	3.4%
Fee and commission expense	(122,716)	(67,858)	(54,771)	23.9%
Net fee and commission income	201,781	111,579	118,765	(6.1)%
Net profit (loss) from financial operations	(133,897)	(74,041)	(1,834)	3937.1%
Net Foreign exchange gain	247,889	137,075	57,349	139.0%
Total financial transactions, net	113,992	63,034	55,515	13.5%
Other operating income	16,267	8,995	11,757	(23.5)%
Net operating profit before provisions for loan losses	1,528,366	845,140	681,185	24.1%
Provision for loan losses	(298,877)	(165,270)	(179,513)	(7.9)%
Net operating profit	1,229,489	679,870	501,672	35.5%
Personnel salaries and expenses	(292,088)	(161,516)	(151,327)	6.7%
Administrative expenses	(182,485)	(100,909)	(92,622)	8.9%
Depreciation and amortization	(51,694)	(28,585)	(30,914)	(7.5)%
Impairment	(52)	(29)	(173)	(83.2)%
Operating expenses	(526,319)	(291,039)	(275,036)	5.8%
Other operating expenses	(66,814)	(36,946)	(25,673)	43.9%
Total operating expenses	(593,133)	(327,985)	(300,709)	9.1%
Operating income	636,356	351,885	200,963	75.1%
Income from investments in associates and other companies	1,517	839	1,149	(27.0)%
Income before taxes	637,873	352,724	202,112	74.5%
Income tax expense	(92,647)	(51,231)	(34,530)	48.4%
Net income	545,226	301,493	167,582	79.9%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	61	34	811	(95.8)%
Net income attributable to shareholders	545,165	301,459	166,771	80.8%

The exchange rate used to calculate the figures in dollars was Ch$552.97 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

25

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	2Q14	2Q14	1Q14	2Q13	2Q14 / 2Q13	2Q14 / 1Q14
	US$ths	Ch$mn			% Chg.

Interest income	1,069,118	591,190	540,907	413,671	42.9%	9.3%
Interest expense	(439,718)	(243,151)	(227,414)	(165,004)	47.4%	6.9%
Net interest income	629,400	348,039	313,493	248,667	40.0%	11.0%
Fee and commission income	160,508	88,756	90,681	85,996	3.2%	(2.1)%
Fee and commission expense	(59,571)	(32,941)	(34,917)	(27,852)	18.3%	(5.7)%
Net fee and commission income	100,937	55,815	55,764	58,144	(4.0)%	0.1%
Net profit (loss) from financial operations	(187,321)	(103,583)	29,542	15,039	-%	-%
Net Foreign exchange gain	241,686	133,645	3,430	18,214	633.7%	3796.4%
Total financial transactions, net	54,365	30,062	32,972	33,253	(9.6)%	(8.8)%
Other operating income	6,302	3,485	5,510	7,188	(51.5)%	(36.8)%
Net operating profit before provisions for loan losses	791,004	437,401	407,739	347,252	26.0%	7.3%
Provision for loan losses	(151,972)	(84,036)	(81,234)	(86,655)	(3.0)%	3.4%
Net operating profit	639,032	353,365	326,505	260,597	35.6%	8.2%
Personnel salaries and expenses	(157,059)	(86,849)	(74,667)	(79,794)	8.8%	16.3%
Administrative expenses	(93,101)	(51,482)	(49,427)	(46,762)	10.1%	4.2%
Depreciation and amortization	(27,340)	(15,118)	(13,467)	(15,261)	(0.9)%	12.3%
Impairment	(29)	(16)	(13)	(146)	(89.0)%	23.1%
Operating expenses	(277,529)	(153,465)	(137,574)	(141,963)	8.1%	11.6%
Other operating expenses	(29,056)	(16,067)	(20,879)	(12,871)	24.8%	(23.0)%
Total operating expenses	(306,585)	(169,532)	(158,453)	(154,834)	9.5%	7.0%
Operating income	332,447	183,833	168,052	105,763	73.8%	9.4%
Income from investments in associates and other companies	998	552	287	667	(17.2)%	92.3%
Income before taxes	333,445	184,385	168,339	106,430	73.2%	9.5%
Income tax expense	(45,353)	(25,079)	(26,152)	(20,293)	23.6%	(4.1)%
Net income	288,092	159,306	142,187	86,137	84.9%	12.0%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Non-controlling interest	(561)	(310)	344	245	(226.5)%	(190.1)%
Net income attributable to shareholders	288,653	159,616	141,843	85,892	85.8%	12.5%

The exchange rate used to calculate the figures in dollars was Ch$552.97 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

26

 ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Jun-13	Sep-13	Dec-13	Mar-14	Jun-14
(Ch$ millions)
Loans
Consumer loans	3,266,648	3,423,558	3,607,248	3,696,198	3,736,553
Residential mortgage loans	5,355,978	5,465,600	5,625,810	5,841,152	6,095,929
Commercial loans	11,149,735	11,434,106	11,702,254	11,918,520	11,951,802
Total loans	19,772,361	20,323,264	20,935,312	21,455,870	21,784,284
Allowance for loan losses	(564,994)	(586,416)	(608,291)	(626,452)	(642,633)
Total loans, net of allowances	19,207,367	19,736,848	20,327,021	20,829,418	21,141,651

Deposits
Demand deposits	5,188,708	5,257,128	5,620,763	5,610,373	5,664,560
Time deposits	9,426,328	9,690,368	9,675,272	9,640,601	9,310,661
Total deposits	14,615,036	14,947,496	15,296,035	15,250,974	14,975,221
Loans / Deposits[1]	98.6%	99.4%	100.1%	102.4%	104.8%

Average balances
Avg. interest earning assets	21,215,426	21,799,669	22,470,077	23,121,712	23,226,246
Avg. loans	19,384,881	20,047,191	20,599,268	21,241,689	21,661,513
Avg. assets	25,564,757	26,112,158	26,643,136	27,884,085	27,989,256
Avg. demand deposits	5,224,278	5,173,559	5,300,996	5,542,214	5,767,539
Avg equity	2,141,449	2,175,459	2,263,385	2,376,656	2,391,833
Avg. free funds	7,365,726	7,349,018	7,564,381	7,918,870	8,159,372

Capitalization
Risk weighted assets	20,959,977	21,334,180	21,948,982	22,649,033	22,634,232
Tier I (Shareholders' equity)	2,136,835	2,213,114	2,325,678	2,424,863	2,416,870
Tier II	561,047	564,191	708,063	715,010	726,457
Regulatory capital	2,697,882	2,777,305	3,033,741	3,139,873	3,143,327
Tier I ratio	10.2%	10.4%	10.6%	10.7%	10.7%
BIS ratio	12.9%	13.0%	13.8%	13.9%	13.9%

Profitability & Efficiency
Net interest margin	4.7%	5.3%	5.2%	5.4%	6.0%
Efficiency ratio[2]	42.5%	39.8%	38.2%	35.6%	36.4%
Avg. Free funds / interest earning assets	34.7%	33.7%	33.7%	34.2%	35.1%
Return on avg. equity	16.0%	18.6%	30.7%	23.9%	26.7%
Return on avg. assets	1.3%	1.5%	2.6%	2.0%	2.3%

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

27

	Jun-13	Sep-13	Dec-13	Mar-14	Jun-14
Asset quality
Impaired loans
Non-performing loans (NPLs)[3]	618,917	618,419	613,301	585,477	628,124
Past due loans[4]	371,136	369,208	356,203	354,195	384,998
Loan loss reserves[5]	564,994	586,416	608,291	626,452	642,633
NPLs / total loans	3.13%	3.04%	2.93%	2.73%	2.88%
PDL / total loans	1.88%	1.82%	1.70%	1.65%	1.77%
Coverage of NPLs (Loan loss allowance / NPLs)	91.3%	94.8%	99.2%	107.0%	102.3%
Coverage of PDLs (Loan loss allowance / PDLs)	152.2%	158.8%	170.8%	176.9%	166.9%
Risk index (Loan loss allowances / Loans)[5]	2.86%	2.89%	2.91%	2.92%	2.95%
Cost of credit (prov expense annualized / avg. loans)	1.79%	1.93%	1.71%	1.53%	1.55%

Network
Branches	485	488	493	484	479
ATMs	1,972	1,915	1,860	1,860	1,753
Employees	11,558	11,626	11,516	11,455	11,381

Market information (period-end)
Net income per share (Ch$)	0.46	0.54	0.92	0.75	0.85
Net income per ADR (US$)	0.36	0.43	0.71	0.55	0.62
Stock price	31.25	32.94	30.46	32.1	36.49
ADR price	24.45	26.29	23.57	23.44	26.45
Market capitalization (US$mn)	11,519	12,386	11,104	11,043	12,461
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)[6]	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[7]	(0.07)%	1.04%	0.95%	1.28%	1.76%
Central Bank monetary policy reference rate (nominal)	5.00%	5.00%	4.50%	4.00%	4.00%
Avg. 10 year Central Bank yield (real)	2.38%	2.25%	2.17%	2.04%	1.86%
Avg. 10 year Central Bank yield (nominal)	5.21%	5.27%	5.04%	4.91%	4.84%
Observed Exchange rate (Ch$/US$) (period-end)	503.86	502.97	523.76	550.53	550.60

1 Ratio = Loans - mortgage loans / Time deposits + demand deposits

2 Efficiency ratio =(Net interest revenue+ fee income +financial transactions net + Other operating income +other operating expenses)

Divided by (Personnel expenses + admiinistrative expenses + depreciation)

3 Capital + future interest of all loans with one installment 90 days or more overdue.

4 Total installments plus lines of credit more than 90 days overdue

5 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

6 The rato of ADRs per local shares was modified in Oct. 2012

7 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

28